August 8, 2006

J. Randall Martin
Chief Executive Officer
Columbia Goldfields, LTD
#208-8 King Street East
Toronto, Ontario, Canada
M5C 1B5

      Re: Columbia Goldfields, LTD
              Form SB-2
              Registration No. 333-136140
              Filed on July 28, 2006

Dear Mr. Martin:

As you know we are reviewing your Form 10-KSB for the fiscal year ended December 31, 2005, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your Form SB-2, which includes your December 31, 2005 audited Form 10-KSB financial statements. This review is limited to any outstanding comments we issued relating to the Form 10-KSB. Please amend your Form SB-2 to include the audited financial statements, as revised pursuant to the 10-KSB review.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Charito A. Mittelman at (202) 551-3402 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief